UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33642

Masimo Corporation

(Exact name of registrant as specified in its charter)

52 Discovery

Irvine, CA 92618

(949) 297-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1*

*	Explanatory Note: Effective as of June 10, 2026 (the “Closing Date”), Danaher Corporation, a Delaware corporation (“Parent”), completed the previously announced acquisition of Masimo Corporation, a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of February 16, 2026 (the “Merger Agreement”), by and among the Company, Parent, and Mobius Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement, on the Closing Date, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. This Form 15 relates solely to the reporting obligations of the Company under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Parent under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Masimo Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MASIMO CORPORATION

Date: June 22, 2026	By:	/s/ Micah Young
	Name:	Micah Young
	Title:	EVP, Chief Financial Officer